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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

PERFECT WORLD CO., LTD.
(Name of the Issuer)

Perfect World Co., Ltd.
Mr. Michael Yufeng Chi
Perfect Human Holding Company Limited
Perfect Peony Holding Company Limited
Perfect World Merger Company Limited
(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.0001 per share American Depositary Shares, each representing five Class B Ordinary Shares
(Title of Class of Securities)

71372U104
(CUSIP Number)(1)

Perfect World Co., Ltd. Perfect World Plaza, Tower 306 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China Telephone: +86 10 5780-5700	Mr. Michael Yufeng Chi
Perfect Human Holding Company Limited
Perfect Peony Holding Company Limited
Perfect World Merger Company Limited
19/F, Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, People's Republic of China
Telephone: +86 10 5780-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(1)
This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing five class B ordinary shares.

With copies to:

Peter X. Huang, Esq.
Daniel Dusek, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District, Beijing 100004
People's Republic of China
Telephone: +86 10 6535-5577	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3740-4700	Jie (Jeffrey) Sun, Esq.
Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
47th Floor, Park Place
1601 Nanjing Road West, Shanghai 200040
People's Republic of China
Telephone: +86 21 6109-7000

Dan Ouyang, Esq. Paul Hastings LLP 19/F, Yintai Center Office Tower 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People's Republic of China Telephone: +86 10 8567-5300

This statement is filed in connection with (check the appropriate box):

a
☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐  The filing of a registration statement under the Securities Act of 1933.

c
☐  A tender offer

d
☒  None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transactional Valuation*	Amount of Filing Fee**
US$868,702,717.51	US$100,943.26

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$4.04 for 208,028,535 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction plus (b) the product of 20,011,450 ordinary shares issuable under all outstanding options, whether or not vested and exercisable, multiplied by US$1.41 per share (which is the difference between US$4.04 per share merger consideration and the weighted average exercise price of US$2.63 per share ((a) and (b) together, the "Transaction Valuation")).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

i

INTRODUCTION

        This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Perfect World Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share (each, a "Share"), including the Shares represented by the American depositary shares ("ADSs"), each representing five Class B ordinary shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Michael Yufeng Chi, the founder and chairman of the board of directors the Company (the "Chairman"); (c) Perfect Human Holding Company Limited, a British Virgin Islands company controlled by the Chairman ("Perfect Human"); (d) Perfect Peony Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent") and a wholly owned subsidiary of Perfect Human; and (e) Perfect World Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub").

        On April 26, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving corporation after the Merger as a wholly owned subsidiary of Parent.

        If the Merger is consummated, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$4.04 and each issued and outstanding ADS will be cancelled in exchange for the right to receive US$20.20, in each case, in cash, without interest and net of any applicable withholding taxes. The surviving corporation will pay any applicable fees, charges and expenses of Deutsche Bank Trust Company Americas (the "ADS Depositary"), in its capacity as the ADS depositary in connection with distribution of the merger consideration to holders of ADSs, including applicable ADS cancellation fees. Notwithstanding the foregoing, if the Merger is consummated, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

  (a)
  27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares held by Perfect Human and the Shares held by Parent, the Company or any of their subsidiaries (including such Shares represented by ADSs) immediately prior to the Effective Time, which will be cancelled without payment of any consideration or distribution therefor; and

  (b)
  Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Islands Companies Law"), which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with the provisions of Section 238 of the Cayman Islands Companies Law, and from the Effective Time such dissenting shareholders shall cease to have any of the rights of a shareholder of the Company except the right to be paid the fair value of such Shares.

        In addition to the foregoing, at the Effective Time, each option to purchase Shares granted under the Company's Amended and Restated Share Incentive Plan, effective November 14, 2009, the Company's 2010 Share Incentive Plan and the Company's 2013 Share Incentive Plan (as amended and supplemented, collectively, the "Share Incentive Plans") that is outstanding immediately prior to the

Effective Time, whether or not vested or exercisable, will be cancelled and shall entitle the former holder thereof to receive an amount equal to the product of (a) the excess, if any, of US$4.04 over the per share exercise price of such option and (b) the number of Shares (including Shares represented by ADSs) underlying such option payable on the next applicable regularly scheduled employee payroll date (whether or not such option holder is then an employee of the Company), in cash, without interest and net of any applicable withholding taxes.

        The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the "Plan of Merger") and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting rights of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting held in accordance with its memorandum and articles of association.

        The Company will make available to its shareholders a proxy statement (the "Proxy Statement," a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting, at which the Company's shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET"

    •
    "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

Item 2    Subject Company Information

  (a)
  Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  (b)
  Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares and ADSs Entitled to Vote"

  •
  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

  (c)
  Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "MARKET PRICE OF THE COMPANY'S ADSs, DIVIDENDS AND OTHER MATTERS"

  (d)
  Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "MARKET PRICE OF THE COMPANY'S ADSs, DIVIDENDS AND OTHER MATTERS"

  (e)
  Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "TRANSACTIONS IN SHARES AND ADSs"

  (f)
  Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "TRANSACTIONS IN SHARES AND ADSs"

Item 3    Identity and Background of Filing Persons

  (a)
  Name and Address. Perfect World Co., Ltd. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "ANNEX F—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

  (b)
  Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "ANNEX F—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

  (c)
  Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "ANNEX F—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

Item 4    Terms of the Transaction

  (a)-(1)
  Material Terms—Tender Offers. Not applicable.

  (a)-(2)
  Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Contribution Agreement"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences"

  •
  "THE EXTRAORDINARY GENERAL MEETING"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

  (c)
  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

  (d)
  Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Dissenters' Rights of Shareholders and ADS Holders"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "DISSENTERS' RIGHTS"

  •
  "ANNEX E—CAYMAN ISLANDS COMPANIES LAW CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND REVISED)—SECTION 238"

  (e)
  Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS"

  (f)
  Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

  (a)
  Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—Related-Party Transactions"

  •
  "TRANSACTIONS IN SHARES AND ADSs"

  (b)
  Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

  (c)
  Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SUMMARY TERM SHEET—Contribution Agreement"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "SPECIAL FACTORS—Contribution Agreement"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—Voting by the Buyer Group at the Extraordinary General Meeting"

  •
  "THE MERGER AGREEMENT"

  •
  "TRANSACTIONS IN SHARES AND ADSs"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

Item 6    Purposes of the Transaction and Plans or Proposals

  (b)
  Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

      (c)(1)-(8)  Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET—The Merger"

    •
    "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

    •
    "SUMMARY TERM SHEET—Plans for the Company after the Merger"

    •
    "SUMMARY TERM SHEET—Financing of the Merger"

    •
    "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

    •
    "SPECIAL FACTORS—Background of the Merger"

    •
    "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

    •
    "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

    •
    "SPECIAL FACTORS—Effects of the Merger on the Company"

    •
    "SPECIAL FACTORS—Plans for the Company after the Merger"

    •
    "SPECIAL FACTORS—Financing of the Merger"

    •
    "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "THE MERGER AGREEMENT"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

Item 7    Purposes, Alternatives, Reasons and Effects

  (a)
  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

    •
    "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

    •
    "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  (b)
  Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Alternatives to the Merger"

  •
  "SPECIAL FACTORS—Effects on the Company if the Merger Is Not Consummated"

  (c)
  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  (d)
  Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Effects on the Company if the Merger Is Not Consummated"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences"

  •
  "SPECIAL FACTORS—Material PRC Income Tax Consequences"

  •
  "SPECIAL FACTORS—Material Cayman Islands Tax Consequences"

  •
  "THE MERGER AGREEMENT"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

Item 8    Fairness of the Transaction

  (a)-(b)
  Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

  •
  "SUMMARY TERM SHEET—Position of the Buyer Group as to Fairness"

  •
  "SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisors—Opinion of China Renaissance Securities (Hong Kong) Limited ('China Renaissance')"

  •
  "SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisors—Opinion of Duff & Phelps, LLC ('Duff & Phelps')"

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Opinions of the Special Committee's Financial Advisors"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "ANNEX C—OPINION OF CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED AS FINANCIAL ADVISOR"

  •
  "ANNEX D—OPINION OF DUFF & PHELPS, LLC AS FINANCIAL ADVISOR"

  (c)
  Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "THE EXTRAORDINARY GENERAL MEETING—Vote Required"

  (d)
  Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Opinions of the Special Committee's Financial Advisors"

  •
  "ANNEX C—OPINION OF CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED AS FINANCIAL ADVISOR"

    •
    "ANNEX D—OPINION OF DUFF & PHELPS, LLC AS FINANCIAL ADVISOR"

  (e)
  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  (f)
  Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

Item 9    Reports, Opinions, Appraisals and Negotiations

  (a)
  Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Opinions of the Special Committee's Financial Advisors"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Opinions of the Special Committee's Financial Advisors"

  •
  "ANNEX C—OPINION OF CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED AS FINANCIAL ADVISOR"

  •
  "ANNEX D—OPINION OF DUFF & PHELPS, LLC AS FINANCIAL ADVISOR"

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Opinions of the Special Committee's Financial Advisors"

  •
  "ANNEX C—OPINION OF CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED AS FINANCIAL ADVISOR"

  •
  "ANNEX D—OPINION OF DUFF & PHELPS, LLC AS FINANCIAL ADVISOR"

  (c)
  Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "WHERE YOU CAN FIND MORE INFORMATION"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

  (a)
  Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

  (b)
  Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  (c)
  Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Fees and Expenses"

  (d)
  Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

Item 11    Interest in Securities of the Subject Company

  (a)
  Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

  (b)
  Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "TRANSACTIONS IN SHARES AND ADSs"

Item 12    The Solicitation or Recommendation

  (d)
  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SUMMARY TERM SHEET—Contribution Agreement"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Contribution Agreement"

    •
    "SPECIAL FACTORS—Voting by the Buyer Group at the Extraordinary General Meeting"

    •
    "THE EXTRAORDINARY GENERAL MEETING—Vote Required"

    •
    "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

  (e)
  Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

  •
  "SUMMARY TERM SHEET—Position of the Buyer Group as to Fairness"

  •
  "SUMMARY TERM SHEET—Contribution Agreement"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Contribution Agreement"

  •
  "THE EXTRAORDINARY GENERAL MEETING—the Board's Recommendation"

Item 13    Financial Statements

  (a)
  Financial Information. The audited financial statements of the Company for the two years ended December 31, 2013 and 2014 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2014, originally filed on April 30, 2015 (see page F-1 and following pages).

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "FINANCIAL INFORMATION"

    •
    "WHERE YOU CAN FIND MORE INFORMATION"

  (b)
  Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

  (a)
  Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies"

  (b)
  Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "ANNEX F—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

Item 15    Additional Information

  (b)
  Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2015 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Depositary's Notice, incorporated herein by reference to Annex H to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex I to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated April 26, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 27, 2015.
(b)-(1)
Debt Commitment Letter by and among China Merchants Bank Co., Ltd., New York Branch, China Merchants Bank Co., Ltd., Offshore Banking Center, Wing Lung Bank, Perfect Human, Parent and Merger Sub dated April 24, 2015, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed with the SEC by the Chairman and Perfect Human on April 27, 2015.
(b)-(2)
Equity Contribution Agreement by and between Parent and Perfect Human, dated as of April 26, 2015, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by the Chairman and Perfect Human on April 27, 2015.
(b)-(3)
Limited Guarantee by Perfect Human in favor of Perfect World Co., Ltd., dated as of April 26, 2015, incorporated herein by reference to Exhibit 99.3 to Form 6-K, as amended, filed with the SEC by the Company on April 27, 2015.
(c)-(1)	Opinion of China Renaissance Securities (Hong Kong) Limited, dated April 26, 2015, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Opinion of Duff & Phelps, LLC, dated April 26, 2015, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(3)	Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated April 26, 2015.
(c)-(4)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 26, 2015.
(d)-(1)	Agreement and Plan of Merger, dated as of April 26, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2015

PERFECT WORLD CO., LTD.
By	/s/ DANIEL DONG YANG Name: Daniel Dong Yang Title: Director, Chairman of the Special Committee

MICHAEL YUFENG CHI
/s/ MICHAEL YUFENG CHI Michael Yufeng Chi

PERFECT HUMAN HOLDING COMPANY LIMITED
By	/s/ MICHAEL YUFENG CHI Name: Michael Yufeng Chi Title: Director

PERFECT PEONY HOLDING COMPANY LIMITED
By	/s/ MICHAEL YUFENG CHI Name: Michael Yufeng Chi Title: Director

PERFECT WORLD MERGER COMPANY LIMITED
By	/s/ MICHAEL YUFENG CHI Name: Michael Yufeng Chi Title: Director

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2015 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Depositary's Notice, incorporated herein by reference to Annex H to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex I to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated April 26, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 27, 2015.
(b)-(1)
Debt Commitment Letter by and among China Merchants Bank Co., Ltd., New York Branch, China Merchants Bank Co., Ltd., Offshore Banking Center, Wing Lung Bank, Perfect Human, Parent and Merger Sub dated April 24, 2015, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed with the SEC by the Chairman and Perfect Human on April 27, 2015.
(b)-(2)
Equity Contribution Agreement by and between Parent and Perfect Human, dated as of April 26, 2015, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by the Chairman and Perfect Human on April 27, 2015.
(b)-(3)
Limited Guarantee by Perfect Human in favor of Perfect World Co., Ltd., dated as of April 26, 2015, incorporated herein by reference to Exhibit 99.3 to Form 6-K, as amended, filed with the SEC by the Company on April 27, 2015.
(c)-(1)	Opinion of China Renaissance Securities (Hong Kong) Limited, dated April 26, 2015, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Opinion of Duff & Phelps, LLC, dated April 26, 2015, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(3)	Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated April 26, 2015.
(c)-(4)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 26, 2015.
(d)-(1)	Agreement and Plan of Merger, dated as of April 26, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.